Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

July 10, 2014

BARCLAYS

Barclays Women in Leadership ETNs (WIL)

The Barclays Women in Leadership Exchange Traded Notes (the "ETNs") are linked to the performance of the Barclays Women in Leadership Total Return USD Index (the "Index"). **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.** The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. The ETN performance is linked to the performance of the Index *less* an investor fee. **If the increase in the level of the Index is insufficient to offset the negative effect of the investor fee, or if the Index level decreases, you will receive less than the principal amount of your ETNs at maturity or upon early redemption.**

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.

The Index is designed to provide exposure to U.S.-based companies that satisfy one or both of the gender diversity criteria of having a female chief executive officer or having at least 25% female members on the board of directors. The universe of stocks from which the Index selects eligible stocks for inclusion consists of stocks of all U.S.-based issuers listed on New York Stock Exchange or The NASDAQ Stock Market. The stocks included in the Index also have to satisfy certain market capitalization, liquidity and other selection criteria and concentration limits. In some circumstances, the Index may also track, in part, the performance of a cash index. **Owning the ETNs is not the same as owning interests in the Index Constituents or a security directly linked to the performance of the Index.**

The Index was created by Barclays Bank PLC, which is the owner of the intellectual property and licensing rights relating to the Index. The Index is maintained and calculated by Barclays Risk Analytics and Index Solutions Limited (the "index sponsor"), a wholly owned subsidiary of Barclays Bank PLC.

ETN Details	
ETN Ticker	WIL
ETN Intraday Indicative Value Ticker:	WIL.IV
Denomination	$50.00 per ETN
Bloomberg Index Ticker	BXIIWILT <Index>
CUSIP	06742W430
Primary Exchange	NYSE Arca
Yearly Fee:	0.45%*
Inception Date	7/9/2014
Maturity Date	7/15/2024
Index:	Barclays Women in Leadership Total Return USD Index

* The investor fee for each ETN on any calendar day will be (1) 0.45% *times* (2) the closing indicative value on the immediately preceding calendar day *times* (3) the daily index factor on that day (or, if such day is not an index business day, one) *divided by* (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the investor fee accumulates over time and is subtracted at the rate of 0.45% per year.

Top 10 Constituent Target Weights		
Name	**Ticker**	**Weight**
PepsiCo, Inc.	PEP	5.00%
The Procter & Gamble Company	PG	5.00%
Wells Fargo & Company	WFC	5.00%
Pfizer Inc.	PFE	5.00%
General Electric Company	GE	5.00%
International Business Machines Corporation	IBM	5.00%
Google Inc.	GOOG	5.00%
Verizon Communications Inc.	VZ	5.00%
AT&T Inc.	T	5.00%
Monsanto Company	MON	2.66%

Source: Barclays Bank PLC
As of: May 30, 2014



Industry Classification of Target Index Components
18%
18%
11%
10%
10%
10%
9%
6%
4%
4%
Information Technology
Consumer Staples
Health Care
Industrials
Telecommunication Services
Financials
Materials
Utilities
Consumer Discretionary
Energy

Source: Barclays Bank PLC
As of: May 30, 2014

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Selected Risk Considerations An investment in the Barclays ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs. Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity. The Value of the ETNs Will Depend Upon the Success of the Index: There can be no assurance that the gender diversity-based selection strategy of the index will be successful or that the index will able to outperform any stock index whose selection of constituent stocks is not based on the gender diversity criteria of the index. The Index May Be Subject to Concentration Risks: The index may be more concentrated in a few industry sectors than more broad-based indices, which may subject the performance of the index to greater volatility and cause the index to be more adversely affected by negative economic, political or regulatory occurrences affecting those industry sectors than a more broadly diversified stock index. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices and forward volatility levels of the index constituents and the stock markets on which the index constituents are listed or traded and prevailing market prices of options on the index, any of the index constituents or any other financial instruments related to the index or any of the index Constituents; supply and demand for the ETNs and economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although we have applied to list the ETNs on NYSE Arca, we cannot guarantee that such application will be approved, and a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 25,000 ETNs or fewer than 25,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. .You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Barclays Capital Inc. and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. The Barclays Women in Leadership Total Return USD Index TM is a trademark of Barclays Bank PLC. ©2014 Barclays Bank PLC. All rights reserved. All other trademarks, service marks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDI INSURED NO BANK GUARANTEE MAY LOSE VALUE